CHAD APP INC.

FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 18 THROUGH JUNE 21, 2019

CHAD APP INC.

FINANCIAL STATEMENTS

JUNE 17 THROUGH 21 2019

(UNAUDITED)

CONTENTS

CHAD APP INC.

BALANCE SHEETS
As of June 21 , 2019

	21-Jun-19
ASSETS	
Current Assets	
Cash and Cash Equivalents	$ -
Total Current Assets	
TOTAL ASSETS	
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilities	
Total Current Liabilities	
Long-Term Debts	
Total liabilities	
Shareholders' Equity	
Capital Stock	$ 212.00
Additional Paid In Capital	
Retained Earnings (Accumulated deficits)	$ (212.00)
Total Shareholders' Equity	$ -
TOTAL LIABLILITIES AND SHAREHOLDERS' EQUITY	$ -

CHAD APP INC.

STATEMENTS OF CASH FLOWS
June 17 through June 21, 2019

	2019
CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME(LOSS)	$ (212.00)
ADJUSTMENTS TO RECONCILE NET INCOME	
TO NET CASH PROVIDED BY OPERATIONS:	$ -
TOTAL ADJUSTMENTS	
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (212.00)
CASH FLOWS FROM INVESTING ACTIVITIES	
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	$ -
CASH FLOWS FROM FINANCING ACTIVITIESl	
Proceeds from Capital Stock	$ 212.00
Additional paid in capital	
NET CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES	$ 212.00
NET INCREASE (DECREASE) IN CASH	
CASH-BEGINNING	$ -
CASH-ENDING	

CHAD APP INC.

STATEMENTS OF OPERATION
June 17 through June 21, 2019

	2019
REVENUE	$ -
Sales	
TOTAL REVENUES	
EXPENSES:	
Advertising and Promotions	
Business License and Permit	$ 212.00
Computer and Internet	
Depreciation and Amortization	
Due and Subscriptions	
Insurance	
Meal and Entertainment	
Merchant Service Fee	
Office Supplies	
Permits and Licenses	
Postage and Delivery	
Rent Expense	
Taxes	
Telephone and Internet	
Travel Expenses	
Total Expense	
OPERATING INCOME(LOSS)	$ (212.00)
OTHER INCOME/EXPENSES	
INCOME(LOSS)FROM CONTINUING	
OPERATION BEFORE INCOME TAXES	$ (212.00)
PROVISION FOR INCOME TAX	
NET INCOME(LOSS)	$ (212.00)

CHAD APP INC.


NOTES TO THE FIANCIAL STATEMENTS
JUNE 17 THROUGH JUNE 21, 2019
(UNAUDITED)


NOTE 1-GENERAL

CHAD APP INC. ("the Company") was incorporated on June 17th 2019 in the State of Maryland. The company is a new social media app company helping people discover things around them through location-based chatrooms pinned on its map and with real time promotions from businesses in the area.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP")

Use of Estimate

The preparation of financial statement in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to Tax Filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Maryland.

Going Concern and management Plans

The Company has a limited operating history. The company will incur significant additional costs for operations until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with Regulation Crowd funding Campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of its planned development, which could harm its business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.


6



Unaudited-See accompanying notes


Risks and Uncertainties

The company has limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include future government regulations around childcare in general. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

Cash and cash equivalent include all monies in banks and high liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Revenue Recognition

Revenue is recognized as earned.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3-COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and do not know of any pending of threatening litigation against the Company.

Unaudited-See accompanying notes